Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended December 31, 2022 and 2021 (in Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 14	Loans and Borrowings	21
Note 2	Significant Accounting Policies and Judgments	9	Note 15	Lease Liabilities	22
Note 3	Accounts Receivable	11	Note 16	Share Capital	22
Note 4	Government Grant	11	Note 17	Share-Based Compensation	23
Note 5	Derivatives	12	Note 18	Loss per share	25
Note 6	Biological Assets	12	Note 19	Other Gains (Losses	26
Note 7	Inventory	15	Note 20	Supplemental Cash Flow Information	26
Note 8	Property, Plant and Equipment	15	Note 21	Commitments and Contingencies	27
Note 9	Assets and Liabilities Held for Sale	16	Note 22	Revenue	28
Note 10	Business Combinations	17	Note 23	Segmented Information	29
Note 11	Asset Acquisition and Non-controlling Interests	19	Note 24	Fair Value of Financial Instruments	31
Note 12	Intangible Assets and Goodwill	19	Note 25	Financial Instruments Risk	31
Note 13	Convertible Debentures	20

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Financial Position
As at December 31, 2022 and June 30, 2022 (Amounts reflected in thousands of Canadian dollars)

	Notes	December 31, 2022	June 30, 2022
		$	$
Assets
Current
Cash and cash equivalents		258,709	437,807
Restricted cash	20	64,991	50,972
Accounts receivable	3, 4, 25(a)	47,793	46,995
Income taxes receivable		36	57
Marketable securities		188	1,331
Biological assets	6	17,756	23,827
Inventory	7	104,834	116,098
Prepaids and other current assets	11	13,442	6,539
Assets held for sale	9	35,042	61,495
		542,791	745,121
Property, plant and equipment	8	318,581	233,465
Derivatives	5	22,878	26,283
Deposits and other long-term assets	11	17,720	3,134
Loan receivable		791	16
Investments in associates and joint ventures		1,240	1,207
Lease receivable		7,031	4,434
Intangible assets	12	80,544	70,696
Goodwill	12	18,833	—
Deferred tax assets	10	13,426	—
Total assets		1,023,835	1,084,356
Liabilities
Current
Accounts payable and accrued liabilities	25(b)	76,241	69,874
Income taxes payable		4,641	167
Deferred revenue	22	2,755	3,850
Convertible debentures	13	17,466	26,854
Loans and borrowings	14	8,383	—
Lease liabilities	15	5,524	6,150
Provisions		3,480	5,410
Other current liabilities	4	12,572	12,564
Liabilities held for sale	9	2,000	5,988
		133,062	130,857
Convertible debentures	13	113,527	199,650
Loans and borrowings	14	36,159	—
Lease liabilities	15	45,020	36,837
Derivative liability	13, 16(c)	15,744	37,297
Contingent consideration payable	25(b)	18,985	14,371
Other long-term liability	10	49,973	128
Deferred tax liability	10	16,381	2,862
Total liabilities		428,851	422,002
Shareholders’ equity
Share capital	16	6,835,835	6,754,626
Reserves		151,349	157,213
Accumulated other comprehensive loss		(211,604)	(211,721)
Deficit		(6,216,764)	(6,038,275)
Total equity attributable to Aurora shareholders		558,816	661,843
Non-controlling interests	11	36,168	511
Total equity		594,984	662,354
Total liabilities and equity		1,023,835	1,084,356
Nature of Operations (Note 1) Commitments and Contingencies (Note 21)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

3

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended December 31,		Six months ended December 31,
	Notes	2022	2021	2022	2021
		$	$	$	$
Revenue from sale of goods	22	69,165	68,417	124,538	137,894
Revenue from provision of services	22	513	543	875	992
Excise taxes	22	(7,999)	(8,374)	(14,471)	(18,192)
Net revenue		61,679	60,586	110,942	120,694
Cost of sales	7	59,563	71,653	107,387	105,016
Gross profit (loss) before fair value adjustments		2,116	(11,067)	3,555	15,678
Changes in fair value of inventory sold	7	24,586	25,304	48,849	37,946
Unrealized gain on changes in fair value of biological assets	6	(6,300)	(41,951)	(27,416)	(53,296)
Gross (loss) profit		(16,170)	5,580	(17,878)	31,028
Expense
General and administration		27,112	28,698	56,485	59,003
Sales and marketing		13,174	14,263	25,981	29,718
Acquisition costs		3,028	209	4,942	384
Research and development		1,287	1,625	2,890	5,296
Depreciation and amortization	8, 12	6,544	12,678	10,100	25,048
Share-based compensation	17(a)(b)(c)	4,281	3,900	7,144	6,747
		55,426	61,373	107,542	126,196
Loss from operations		(71,596)	(55,793)	(125,420)	(95,168)
Other Income (expense)
Legal settlement and contract termination fees	21(a), (b)(i)	(806)	(117)	(1,445)	(206)
Interest and other income		4,214	2,461	8,281	2,912
Finance and other costs		(10,262)	(15,904)	(20,832)	(31,244)
Foreign exchange (“FX”) (loss) gain		5,905	(2,355)	4,723	(1,907)
Other (losses) gains	19	7,811	1,019	6,132	44,165
Restructuring charges		(288)	(541)	(325)	(1,874)
Impairment of property, plant and equipment	8, 9	(2,259)	(4,281)	(2,259)	(4,281)
		4,315	(19,718)	(5,725)	7,565
Loss before taxes		(67,281)	(75,511)	(131,145)	(87,603)
Income tax (expense) recovery
Current		(100)	(82)	(3,058)	(255)
Deferred, net	10	198	450	15,133	831
		98	368	12,075	576
Net loss		(67,183)	(75,143)	(119,070)	(87,027)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

4

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended December 31,		Six months ended December 31,
	Notes	2022	2021	2022	2021
		$	$	$	$
Other comprehensive loss (“OCI”) that will not be reclassified to net loss
Unrealized gain on marketable securities		(264)	(805)	(1,017)	(1,721)
		(264)	(805)	(1,017)	(1,721)
Other comprehensive (loss) income that may be
reclassified to net loss
Share of loss from investment in associates		—	—	—	(2)
Foreign currency translation (gain) loss		(2,193)	(286)	1,134	(2,594)
		(2,193)	(286)	1,134	(2,596)
Total other comprehensive (gain) loss		(2,457)	(1,091)	117	(4,317)
Comprehensive loss		(69,640)	(76,234)	(118,953)	(91,344)
Net loss attributable to:
Aurora Cannabis Inc.		(65,392)	(74,776)	(116,996)	(86,660)
Non-controlling interests	11	(1,791)	(367)	(2,074)	(367)
Comprehensive loss attributable to:
Aurora Cannabis Inc.		(67,849)	(75,867)	(116,879)	(90,977)
Non-controlling interests		(1,791)	(367)	(2,074)	(367)
Loss per share - basic and diluted
Total operations	18	($0.20)	($0.38)	($0.37)	($0.44)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

5

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Six months ended December 31, 2022 (Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/Warrants/Shares to be issued	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOICI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2022		297,772,238	6,754,626	206,244	37,350	419	(86,800)	157,213	(213,394)	18,919	208	(17,454)	(211,721)	(6,038,275)	511	662,354

Shares issued/issuable for business combinations	16(b)	2,614,995	9,683	—	(9,683)	—	—	(9,683)	—	—	—	—	—	—	—	—
Shares issued through equity financing		40,336,165	70,622	—	—	—	—	—	—	—	—	—	—	—	—	70,622
Equity financing transaction costs		—	(1,980)	—	—	—	—	—	—	—	—	—	—	—	—	(1,980)
Deferred tax on transaction costs		—	(441)	—	—	—	—	—	—	—	—	—	—	—	—	(441)
Exercise of RSUs, PSUs and DSUs	17(b)(c)	264,036	3,325	(3,325)	—	—	—	(3,325)	—	—	—	—	—	—	—	—
Share-based compensation	17	—	—	7,144	—	—	—	7,144	—	—	—	—	—	—	—	7,144
NCI contribution	11	—	—	—	—	—	—	—	—	—	—	—	—	—	25,808	25,808
Put option liability	10	—	—	—	—	—	—	—	—	—	—	—	—	(49,570)	—	(49,570)
Change in ownership interests in net assets	11	—	—	—	—	—	—	—	—	—	—	—	—	(11,923)	11,923	—
Comprehensive loss for the period		—	—	—	—	—	—	—	(1,017)	—	—	1,134	117	(116,996)	(2,074)	(118,953)
Balance, December 31, 2022		340,987,434	6,835,835	210,063	27,667	419	(86,800)	151,349	(214,411)	18,919	208	(16,320)	(211,604)	(6,216,764)	(6,216,764)	594.984

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

6

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Six months ended December 31, 2022 (Amounts reflected in thousands of Canadian dollars, except share amounts)

	Share Capital			Reserves					AOCI					x	x	x
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2021		198,068,923	6,424,296	200,214	27,667	419	(86,800)	141,500	(211,327)	18,919	210	(14,813)	(207,011)	(4,321,085)	—	2,037,700
Shares issued for services		—	637		—	—		—					—			637
Shares issued through equity financing	16(b)	—	(444)	—	—	—	—	—	—	—	—	—	—	—	—	(444)
Deferred tax on transaction costs		—	(831)		—	—	—	—	—	—	—	—	—	—	—	(831)
Exercise of RSUs and DSUs	17(b)	212,928	4,539	(4,539)	—		—	(4,539)	—	—	—	—	—	—	—	-
Share-based compensation (1)	17	—	—	6,747	—	—	—	6,747	—	—	—	—	—	—	—	6,747
NCI Contribution	11	—	—		—	—	—	—	—	—	—	—	—	434	865	1,299
Shares issued from treasury		97,009	892		—	—	—	—	—	—	—	—	—	—	—	892
Comprehensive loss for the period		—	—		—	—	—	—	(1,721)	—	(2)	(2,594)	(4,317)	(86,660)	(367)	(91,344)
Balance, December 31, 2021		198,378,860	6,429,089	202,422	27,667	419	(86,800)	143,708	(213,048)	18,919	208	(17,407)	(211,328)	(4,407,311)	498	1,954,656

(1) Included in share-based compensation is nil relating to milestone payments for the three and six months ended December 31, 2022 (three and six months ended December 31, 2021 - $0.5 and $0.5 million).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

7

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Cash Flows
Six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars)

	Six months ended December 31,

	Notes	2022	2021
		$	$
Operating activities
Net loss		(119,070)	(87,027)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	6	(27,416)	(53,296)
Changes in fair value included in inventory sold	7	48,849	37,946
Depreciation of property, plant and equipment	8	21,716	33,788
Amortization of intangible assets	12	448	16,806
Share-based compensation		7,144	6,747
Impairment of property, plant and equipment	8	2,259	4,281
Accrued interest and accretion expense		10,556	17,207
Interest and other income		(59)	(370)
Deferred tax recovery		(14,992)	(831)
Other gains	19	(8,882)	(32,984)
Foreign exchange loss		3,481	1,826
Restructuring charges		325	400
Changes in non-cash working capital	20	(16,145)	11,278
Net cash used in operating activities		(91,786)	(44,229)
Investing activities
Proceeds from investment in derivatives		3,256	—
Loan receivable		—	(2,984)
Purchase of property, plant and equipment and intangible assets		(8,565)	(16,818)
Disposal of property, plant and equipment		20,253	8,374
Acquisition of businesses, net of cash acquired	10	(38,790)	1,299
Payment of contingent consideration		—	(150)
Deposits (paid) received		(3,582)	925
Net cash used in investing activities		(27,428)	(9,354)
Financing activities
Proceeds from long-term loans		5,939	—
Repayment of short-term loans		(1,821)	—
Repayment of convertible debenture	13	(128,706)	(6,126)
Payments of principal portion of lease liabilities	15	(2,050)	(4,178)
Restricted cash		(14,019)	(31,955)
Shares issued for cash, net of share issue costs		68,642	1,085
Net cash used in financing activities		(72,015)	(41,174)
Effect of foreign exchange on cash and cash equivalents		12,131	5,704
Decrease in cash and cash equivalents		(179,098)	(89,053)
Cash and cash equivalents, beginning of period		437,807	421,457
Cash and cash equivalents, end of period		258,709	332,404

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

8

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1700, 666 Burrard Street , Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•	Distribution of wholesale medical cannabis in various international markets, including Australia, the Caribbean, South America and Israel.

On August 25, 2022, the Company acquired a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd. in order to support the Company’s principal cannabis operations. Bevo is one of the largest suppliers of propagated vegetables and ornamental plants in North America.

Note 2 Significant Accounting Policies and Judgments

(a)	Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The Company has reclassified certain comparative balances to conform with the current period’s presentation.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(c) and (d)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2022, including the accompanying notes thereto.

(b)	Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

9

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal subsidiaries during the three and six months ended December 31, 2022 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
Reliva, LLC (“Reliva”)	100%	United States Dollar
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc.	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(c)       New Accounting Policy

Put Option Liability

The Company has entered into a put option with certain non-controlling interest shareholders of Bevo such that the Company is required to purchase their shareholding under certain conditions as of the exercise date. When accounting for options related to non-controlling interests, the Company applies IFRS 10, Consolidated Financial Statements, and the terms of the contracts are analyzed to assess whether they provide the Company or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The Company has elected the present-access method of accounting for non-controlling interests. As a result, the Company has recognized a financial liability at the present value of the amount payable on exercise of the put option. Remeasurement adjustments are recorded in deficit.

(d)       Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective July 1, 2022 which did not have a material impact to the Company’s consolidated financial statements.

(e)	New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

10

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 12: Income Taxes

The amendment clarifies how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after 1 January 2023.The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

IFRS 17 - Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Note 3 Accounts Receivable
	Notes	December 31, 2022	June 30, 2022
		$	$
Trade receivables	25(a)	37,891	32,465
Sales taxes receivable		2,100	3,137
Lease receivable	25(a)	2,015	1,883
Consideration receivable from divestiture		2,310	2,361
Government grant receivable	4	1,913	6,088
Other receivables (1)		1,564	1,061
		47,793	46,995

(1)       Includes interest receivable from the convertible debenture investments (Note 13).

Note 4 Government Grant

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provided a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of revenue declines. The Company has determined that it has qualified for this subsidy and has applied for CEWS. For the three and six months ended December 31, 2022, the Company has recognized no government grant income (December 31, 2021 - $3.2 million net expense), within other gains (losses) in the statement of comprehensive loss. Estimation uncertainty arises when interpreting certain definitions as prescribed by CEWS. For the three and six months ended December 31, 2022, the Company received no cash (three and six months ended December 31, 2022 - $19.5 million) from CEWS. As at December 31, 2022, $12.4 million (June 30, 2022 - $12.4 million) is recognized as other current liabilities on the statement of financial position.

For the three and six months ended December 31, 2022, the Company received a $3.3 million (December 31, 2021 - nil) government grant related to the co-generation project at the Aurora River facility to further offset the capital expenditures.

11

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5 Derivative

At December 31, 2022, the Company held the following derivative investments:

Financial asset hierarchy level	Level 2	Level 2	Level 3	Level 2	Level 3
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	ACI	Choom	Investee-B	High Tide	Investee-C	Total
	$	$	$	$	$	$
Balance, June 30, 2022	1,418	—	13,961	8,442	2,462	26,283
Repayment	—	—	—	(537)	—	(537)
Adjustments	—	—	—	(106)	(2,490)	(2,596)
Unrealized gain (loss) on changes in fair value	(1,081)	—	(238)	298	28	(993)
Foreign exchange	—	—	721	—	—	721
Balance, December 31, 2022	337	—	14,444	8,097	—	22,878
Unrealized gain (loss) on derivatives (Note 19)
Three months ended December 31, 2022
Foreign exchange	—	—	(154)	—	—	(154)
Unrealized gain (loss) on changes in fair value	(147)	—	(175)	338	—	16
	(147)	—	(329)	338	—	(138)
Three months ended December 31, 2021
Foreign exchange	—	—	(5)	—	—	(5)
Unrealized gain (loss) on changes in fair value	(642)	(1,051)	(682)	(2,986)	(19)	(5,380)
	(642)	(1,051)	(687)	(2,986)	(19)	(5,385)
Six months ended December 31, 2022
Foreign exchange	—	—	720	—	—	720
Unrealized gain (loss) on changes in fair value	(1,081)	—	(238)	298	28	(993)
	(1,081)	—	482	298	28	(273)
Six months ended December 31, 2021
Foreign exchange	—	—	391	—	—	391
Unrealized gain (loss) on changes in fair value	(2,651)	(849)	(1,016)	(5,885)	(23)	(10,424)
	(2,651)	(849)	(625)	(5,885)	(23)	(10,033)
Note 6 Biological Assets
The following is a breakdown of biological assets:
	December 31, 2022				June 30, 2022
	$				$
Indoor cannabis production facilities	10,188				23,367
Outdoor cannabis production facilities	—				460
Non-cannabis production facilities	7,568				—
	17,756				23,827

12

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

a)	Indoor cannabis production facilities

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of indoor cannabis biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per	Represents the average selling price per gram of dried cannabis net of	If the average selling price per gram were higher
gram	excise taxes, where applicable, for the period for all strains of cannabis	(lower), estimated fair value would increase
	sold, which is expected to approximate future selling prices.	(decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage	If the average attrition rate was lower (higher),
	of production.	estimated fair value would increase (decrease).
Weighted average yield per	Represents the weighted average number of grams of dried cannabis	If the weighted average yield per plant was higher
plant	inventory expected to be harvested from each cannabis plant.	(lower), estimated fair value would increase
(decrease).
Standard cost per gram to	Based on actual production costs incurred divided by the grams produced in	If the standard cost per gram to complete
complete production	the period.	production was lower (higher), estimated fair value
would increase (decrease).
Weighted average effective	Represents the estimated percentage of harvested product that meets	If the weighted average effective yield were higher
yield	specifications in order to be sold as a dried cannabis product.	(lower), the estimated fair value would increase
(decrease).
Stage of completion in the	Calculated by taking the weighted average number of days in production over	If the number of days in production was higher
production process	a total average grow cycle of approximately twelve weeks.	(lower), estimated fair value would increase
(decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

	Range of inputs			Impact on fair value
Significant inputs & assumptions	December 31,	June 30,	Sensitivity	December 31,	June 30,
	2022	2022		2022	2022
Average selling price per gram	$3.98	$5.18	Increase or decrease of $1.00 per gram	$3,927	$9,813
Weighted average yield (grams per plant)	47.55	39.16	Increase or decrease by 5 grams per plant	$1,119	$3,219
Weighted average effective yield	88%	89%	Increase of decrease by 5%	$508	$1,104
Cost per gram to complete production	$1.50	$1.52	Increase or decrease of $1.00 per gram	$4,015	$6,607

As of December 31, 2022, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $2.11 per gram (June 30, 2022 - $3.12 per gram).

During the three and six months ended December 31, 2022, the Company’s indoor cannabis biological assets produced 12,438 and 29,311 kilograms of dried cannabis, respectively (December 31, 2021 - 16,448 and 33,668 kilograms, respectively). As at December 31, 2022, it is expected that the Company’s indoor cannabis biological assets will yield approximately 9,858 kilograms (June 30, 2022 - 14,754 kilograms) of dried cannabis when harvested. As of December 31, 2022, the weighted average stage of growth for indoor biological assets was 46% (June 30, 2022 - 50%).

b)	Outdoor cannabis production facilities

As of December 31, 2022, the Company did not have any outdoor cannabis plants included in biological assets.

During the three and six months ended December 31, 2022, the Company’s outdoor cannabis biological assets produced 10,203 and 16,314 kilograms (December 31, 2021 - nil) of fresh frozen weight of cannabis.

c)	Non-cannabis production facilities

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per plant	Represents average selling price per plant, which is based on actual orders received from customers.	If average selling price per plant were higher (lower), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the number of days in production over the promised date less the propagation date.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

13

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at non-cannabis production facilities:

	Range of inputs			Impact on fair value
Significant inputs & assumptions	December 31,	June 30,	Sensitivity	December 31,	June 30,
	2022	2022		2022	2022
Average selling price per vegetable plant	$1.54	n/a	Increase or decrease by 10%	$391	n/a
Average selling price per floral/bedding plant	$2.35	n/a	Increase or decrease by 10%	$246	n/a
Average stage of completion in the production process	57%	n/a	Increase or decrease by 10%	$943	n/a

As of December 31, 2022, the weighted average fair value per non-cannabis plant was $1.08 per plant.

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2022	23,827
Production costs capitalized	42,048
Biological assets acquired through business combinations (Note 10)	4,470
Sale of biological assets	(7,922)
Foreign currency translation	(289)
Changes in fair value less cost to sell due to biological transformation	27,416
Transferred to inventory upon harvest	(71,794)
Balance, December 31, 2022	17,756

14

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7 Inventory

The following is a breakdown of inventory:

	December 31, 2022			June 30, 2022
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$

Harvested cannabis
Work-in-process	27,932	16,486	44,418	40,285	27,297	67,582
Finished goods	13,500	1,729	15,229	9,151	2,444	11,595
	41,432	18,215	59,647	49,436	29,741	79,177

Extracted cannabis
Work-in-process	12,915	2,777	15,692	13,577	2,348	15,925
Finished goods	7,627	521	8,148	8,257	650	8,907
	20,542	3,298	23,840	21,834	2,998	24,832

Supplies and consumables	19,616	—	19,616	10,817	—	10,817

Merchandise and accessories	1,731	—	1,731	1,272	—	1,272

Ending balance	83,321	21,513	104,834	83,359	32,739	116,098

During the three and six months ended December 31, 2022, inventory expensed to cost of goods sold was $84.1 million and $156.2 million, respectively (three and six months ended December 31, 2021 - $97.0 million and $143.0 million, respectively), which included $24.6 million and $48.8 million, respectively (three and six months ended December 31, 2021 - $25.3 million and $37.9 million, respectively) of non-cash expense related to the changes in fair value of inventory sold.

During the three and six months ended December 31, 2022, the Company recognized $36.9 million and $84.4 million, respectively, in inventory impairment losses (three and six months ended December 31, 2021 - $46.2 million and $46.9 million, respectively) consisting of $20.9 million and $43.3 million, respectively (three and six months ended December 31, 2021 - $14.6 million and $20.2 million, respectively) recognized in changes in fair value of inventory sold and $16.0 million and $41.1 million, respectively (three and six months ended December 31, 2021 - $31.6 million and $26.7 million, respectively) recognized in cost of sales.

Note 8 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

December 31, 2022					June 30, 2022
Cost		Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	34,979	—	—	34,979	14,351	—	(1,224)	13,127
Real estate	233,140	(80,778)	—	152,362	396,848	(76,010)	(224,034)	96,804
Construction in progress	24,835	—	(334)	24,501	34,260	—	(9,168)	25,092
Computer software & equipment	31,361	(29,218)	—	2,143	31,960	(28,244)	(555)	3,161
Furniture & fixtures	7,500	(5,307)	—	2,193	10,057	(5,818)	(1,558)	2,681
Production & other equipment	147,918	(83,020)	—	64,898	168,829	(86,287)	(22,080)	60,462
Total owned assets	479,733	(198,323)	(334)	281,076	656,305	(196,359)	(258,619)	201,327
Right-of-use lease assets
Land	14,860	(1,286)	—	13,574	7,443	(1,192)	—	6,251
Real estate	40,047	(16,910)	—	23,137	40,530	(14,990)	(496)	25,044
Production & other equipment	5,411	(4,617)	—	794	5,087	(4,244)	—	843
Total right-of-use lease assets	60,318	(22,813)	—	37,505	53,060	(20,426)	(496)	32,138
Total property, plant and equipment	540,051	(221,136)	(334)	318,581	709,365	(216,785)	(259,115)	233,465

15

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance June 30, 2022	Additions	Additions from business combinations	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, December 31, 2022
Owned assets
Land	13,127	—	21,770	—	—	—	—	82	34,979
Real estate	96,804	582	52,350	2	9,548	(6,615)	—	(309)	152,362
Construction in progress	25,092	3,562	1,134	—	(6,513)	—	(334)	1,560	24,501
equipment	3,161	458	—	—	(562)	(937)	—	23	2,143
Furniture & fixtures	2,681	37	—	(2)	(804)	241	—	40	2,193
equipment	60,462	1,169	17,633	(1,460)	(1,847)	(11,613)	—	554	64,898
Total owned assets	201,327	5,808	92,887	(1,460)	(178)	(18,924)	(334)	1,950	281,076
Right-of-use leased assets
Land	6,251	—	—	(29)	7,580	(231)	—	3	13,574
Real estate	25,044	57	—	(4,292)	4,335	(2,187)	—	180	23,137
Production & other equipment	843	389	—	—	(72)	(374)	—	8	794
Total right-of-use lease assets	32,138	446	—	(4,321)	11,843	(2,792)	—	191	37,505
equipment	233,465	6,254	92,887	(5,781)	11,665	(21,716)	(334)	2,141	318,581
(1)	Includes reclassification of construction in progress cost when associated projects are complete. Includes the transfer of facilities to assets held for sale as at December 31, 2022 (Note 9).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the three and six months ended December 31, 2022, the Company recognized $11.9 million and $21.7 million, respectively (December 31, 2021 - $17.6 million and $32.1 million) of depreciation expense of which $4.6 and $9.3 million (December 31, 2021 - $11.5 and $20.8 million) was reflected in cost of sales.

Note 9 Assets and Liabilities Held for Sale

Assets and Liabilities held for sale are comprised of the following:

	December 31, 2022	June 30, 2022
	$	$
Assets held for sale	35,042	61,495

Liabilities held for sale	2,000	5,988

Columbia Property

During the three months ended December 31, 2022, the Company recognized an impairment loss on its Columbia property of $1.9 million which is recognized in other gains (losses) in the statement of comprehensive loss (Note 19).

Aurora Sun

During the year ended June 30, 2022, the Company entered into a share purchase agreement (the “Agreement”) to sell 2105657 Alberta Ltd., a wholly-owned subsidiary which owns the Aurora Sun facility located in Alberta. The assets and liabilities of the subsidiary were reclassified to assets and liabilities held for sale following the execution of the Agreement. The closing of the transaction was subject to certain standard closing conditions for both parties. During the three months ended September 30, 2022, the Company gave notice to terminate the agreement due to the prospective buyer’s failure to fulfill closing conditions.

Valley

In connection with the restructuring announced during the year ended June 30, 2022, the Company sold its Valley facility for net proceeds of $5.6 million. As a result, the Company recognized a $0.3 million loss on disposal which is recognized in other gains (losses) in the statement of comprehensive loss (Note 19).

Polaris

During the three months ended December 31, 2022, the Polaris facility and its related liabilities were sold for net proceeds of $14.7 million.

16

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10 Business Combinations

Bevo Agtech Inc.

On August 25, 2022, a wholly-owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo, the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The transaction included initial consideration of $44.8 million consisting of $38.8 million paid in cash, $3.0 million paid into escrow for indemnity holdback, and $3.0 million paid into escrow relating to performance holdbacks which are releasable upon Bevo meeting certain financial targets (the “Performance Holdback”). The Performance Holdback payable was measured at fair value of $2.2 million. The total cash consideration of $6.0 million paid into escrow has been recognized as an increase in restricted cash, with a corresponding increase of $3.0 million in accounts payable and accrued liabilities related to the indemnity holdback; $2.2 million in contingent consideration payable related to the Performance Holdback and $0.8 million in goodwill on the consolidated statement of financial position.

Additional consideration of up to $12.0 million as a potential earnout amount is payable in cash or Common Shares at the election of the Company, subject to Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia for the period up to December 31, 2025. The additional consideration was measured at fair value and recognized as an increase of $0.7 million in contingent consideration payable, with a corresponding increase in goodwill, on the consolidated financial statement of financial position. In connection with the potential earnout, the Company has pledged 6,596,761 of Bevo Common Shares owned by the Company as security to the non-controlling shareholders of Bevo.

The transaction includes call options such that the Company and certain non-controlling shareholders of Bevo may acquire additional Common Shares of Bevo based on Bevo’s EBITDA performance and in the event of an Adverse Change of Control, as defined in the Bevo shareholders agreement. The call options are derivative instruments measured at fair value on the date of acquisition with subsequent changes recognized in net loss. The fair value of the call options at the date of acquisition were determined to be nominal in the provisional purchase price allocation. In addition, the transaction includes a put option with certain non-controlling shareholders of Bevo such that the Company is required to purchase up to an additional 40.4% of the Common Shares of Bevo based of Bevo’s achievement of certain future EBITDA performance targets. As a result, the Company has recognized a financial liability of $48.0 million on the date of acquisition at the present value of the amount payable on exercise of the put option. At December 31, 2022, the present value of the amount payable on exercise of the put option was $49.6 million which resulted in a change of $1.6 million recorded in deficit.

17

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Preliminary Fair Value of Consideration	Adjustments	Adjusted Balance
Cash paid	38,844	—	38,844
Performance holdback	2,153	—	2,153
Indemnity holdback	3,000	—	3,000
Contingent consideration	749	—	749
	44,746	—	44,746

Preliminary Fair Value of net identifiable assets
Cash	54	—	54
Accounts receivables	3,317	—	3,317
Biological assets	4,873	(403)	4,470
Inventories	4,366	—	4,366
Prepaid expenses and deposits	749	—	749
Property, plant and equipment Intangible assets	92,887	—	92,887
Customer relationships	5,600	—	5,600
Software	247	—	247
		—
	112,093	(403)	111,690
Accounts payable and accruals	3,699	—	3,699
Income taxes payable	1,660	—	1,660
Deferred revenue	151	—	151
Loans and borrowings	39,934	(237)	39,697
Deferred tax liability	14,762	—	14,762
	60,206	(237)	59,969

Provisional purchase price allocation
Net identifiable assets acquired	51,887	(166)	51,721
Non-controlling interest	(25,891)	83	(25,808)
Goodwill	18,750	83	18,833
	44,746	—	44,746

Net cash outflows
Cash consideration paid	(38,844)	—	(38,844)
Cash acquired	54	—	54
	(38,790)		(38,790)

Goodwill arising from the acquisition represents future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

Management continues to gather relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price is provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable property, plant, and equipment, intangible assets and the allocation of goodwill.

For the three and six months ended December 31, 2022, Bevo accounted for $6.6 million and $9.9 million, respectively, in revenue and $3.8 million and $4.5 million in net loss since the August 25, 2022 acquisition date. If the acquisition had been completed on July 1, 2022, the Company estimates that Bevo would have accounted for $6.6 million and $11.9 million, respectively, in revenue and $3.8 million and $5.0 million in net loss for the three and six months ended December 31, 2022, respectively.

In connection with the acquisition of Bevo, the Company recognized non-controlling interests in Bevo of $25.8 million, which represents the non- controlling interest portion of 49.9% of the fair value of the net identifiable assets acquired.

18

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As a result of the transaction, the Company recognized a deferred tax asset of $14.5 million with a corresponding recovery of deferred taxes on the consolidated statement of comprehensive loss.

Included in acquisition costs expense for the three and six months ended December 31, 2022, are $1.0 million of transaction costs related to the acquisition of Bevo.

Note 11 Asset Acquisition and Non-controlling Interest (“NCI”)

The change in non-controlling interest is as follows:

	Bevo	Other	Total
	$	$	$
Balance, June 30, 2022	—	511	511
Acquired through business acquisitions (Note 10)	25,808	—	25,808
Change in ownership interests in net assets	11,923	—	11,923
Share of (loss) profit for the period	(2,241)	167	(2,074)
Balance, December 31, 2022	35,490	678	36,168

The Company entered into an agreement to sell its Aurora Sky facility in Edmonton, Alberta and related assets and liabilities to Bevo through the sale of one of the Company’s wholly-owned subsidiaries (the “Aurora Sky Transaction”). Up to $25.0 million could be payable over time by Bevo to the Company in connection with the Aurora Sky Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. The Aurora Sky Transaction closed on September 30, 2022. The Company recognized the transfer of net assets to Bevo at cost and recorded an increase in non-controlling interest equal to the non-controlling interest’s proportionate share of the carrying value of the net assets transferred of $11.9 million with a corresponding decrease to deficit on the consolidated statement of financial position.

CannaHealth Therapeutics Inc. (“CannaHealth”)

On September 20, 2022, the Company acquired all of the issued and outstanding shares of CannaHealth, a company with assets in the Canadian medical aggregator space, for $21.9 million payable in cash. The Company allocated the purchase consideration to deferred compensation, with a corresponding increase to accounts payable and accrued liabilities on the consolidated statement of financial position. During the three months ended December 31, 2022, the Company paid $10.9 million of the total consideration. The deferred compensation is amortized on a straight-line basis over a five year period. As at December 31, 2022, $5.8 million of the deferred compensation is recognized in prepaids and other assets and $15.0 million in deposits and other long-term assets on the consolidated statement of financial position.

Note 12 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	December 31, 2022				June 30, 2022
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	42,529	(36,999)	—	5,530	89,626	(48,975)	(40,651)	—
Permits and licenses	56,758	(42,618)	—	14,140	116,966	(38,888)	(63,724)	14,354
Patents	916	(767)	—	149	1,957	(777)	(1,053)	127

Intellectual property and know- how	52,590	(52,590)	—	—	78,099	(49,878)	(28,221)	—
Software	19,329	(16,367)		2,962	42,639	(16,618)	(26,021)	—
Indefinite life intangible assets:
Brand	36,199	—	—	36,199	157,499	—	(121,300)	36,199
Permits and licenses	21,564	—	—	21,564	23,973	—	(3,957)	20,016
Total intangible assets	229,885	(149,341)	—	80,544	510,759	(155,136)	(284,927)	70,696
Goodwill	18,833	—	—	18,833	914,275	—	(914,275)	—
Total	248,718	(149,341)	—	99,377	1,425,034	(155,136)	(1,199,202)	70,696

19

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2022	Additions from acquisitions	Additions	Other	Amortization	Foreign currency translation	Balance, December 31, 2022
Definite life intangible assets:
Customer relationships	—	5,600	—	—	(70)	—	5,530
Permits and licenses	14,354	—	—	—	(349)	135	14,140
Patents	127	—	29	—	(16)	9	149
Software	—	247	2,728	—	(13)	—	2,962
Indefinite life intangible assets:
Brand	36,199	—	—	—	—	—	36,199
Permits and licenses (1)	20,016	—	—	—	—	1,548	21,564
Total intangible assets	70,696	5,847	2,757	—	(448)	1,692	80,544
Goodwill	—	—	18,833	—		—	18,833
Total	70,696	5,847	21,590	—	(448)	1,692	99,377

(1) Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

As at December 31, 2022, $36.2 million and $21.6 million indefinite life intangibles were allocated to the group of cash generating units (“CGUs”) that comprise the Canadian Cannabis Segment and the International Cannabis Segment, respectively (June 30, 2022 - $36.2 million and $20.0 million respectively).

Note 13 Convertible Debentures

$
Balance, June 30, 2022	226,504
Interest paid	(9,215)
Accretion	12,105
Accrued interest	6,941
Debt repurchased	(128,706)
Realized loss on debt repurchased	10,874
Unrealized loss on foreign exchange	12,490
Balance, December 31, 2022	130,993
Current portion	(17,466)
Long-term portion	113,527

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 Common Shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per Common Share. As of December 31, 2022, $148.9 million (US$109.9 million) principal amount of the Senior Notes are outstanding.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option are recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of December 31, 2022, the conversion option had a fair value of $nil (June 30, 2022 - $nil) and the Company recognized an unrealized gain of

$nil for the three and six months ended December 31, 2022 (three and six months ended December 31, 2021 - $0.9 million and $2.6 million) on the derivative liability. The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$0.92 (June 30, 2022 - US$1.32), volatility of 86% (June 30, 2022 - 82%), implied credit spread of 519 bps (June 30, 2022 - 903 bps), and assumed stock borrow rate of 10% (June 30, 2022 - 10%). As of December 31, 2022, the Company has accrued interest payable of $0.6 million (June 30, 2022 - $6.6 million) on the Senior Notes.

During the three months ended December 31, 2022, the Company repurchased a total of $135.0 million (US $99.0 million) in principal amount of the Senior Notes at a total cost, including accrued interest, of $130.4 million (US $95.7 million) and recognized a loss of $10.9 million within other gains (losses) in the statement of comprehensive loss.

20

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 14 Loans and Borrowings

On August 25, 2022, through the acquisition of Bevo (Note 10), the Company acquired term loans under Bevo’s credit facility (the “Credit Agreement”).

The changes in the carrying value of current and non-current term loan credit facilities are as follows:

Term loan credit facilities
$
Balance, June 30, 2022	—
Acquired through business combination (Note 10)	39,697
Drawings	5,939
Accretion	725
Interest payments	(788)
Principal repayments	(1,031)
Balance, December 31, 2022	44,542
Current portion	(8,383)
Long-term portion	36,159
The term loans consist of the following access to funds under the credit facility: i. a $47.8 million term loan (“Term Loan”); and ii. a $8.0 million revolving line of credit (“Revolver”)

Under the terms of the Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Agreement is secured by a first-ranking security interest over substantially all the property of Bevo Farms Ltd. and its subsidiaries. As at December 31, 2022, the Company was in compliance with all covenants relating to the Credit Agreement.

Term loan

As at December 31, 2022, advances under the Term Loan were made in two tranches, with interest payments based on prime rate plus a margin. As at December 31, 2022, the borrowing rate was 4.905%. Each tranche is scheduled to mature on January 21, 2025. Any remaining principal balance will be due at maturity.

Details regarding the tranches are further discussed below:

i.	Tranche A provided available borrowings of $33.7 million by a way of a single advance. Under the Credit Agreement, interest is due monthly and the principal balance is repayable in equal quarterly installments of 1/60th of the amount borrowed. An additional $1.1 million was added to the loan balance when the credit agreement was revised in June 2021. As at December 31, 2022, $27.5 million of Tranche A remains unpaid and total interest accrued and paid during the period ended December 31, 2022 was $0.4 million.

ii.	Tranche B provided available borrowings of $13.0 million. Interest is due monthly, and the principal balance is repayable in equal quarterly installments of 1/60th of the amount beginning on the last day of each fiscal quarter commencing September 30, 2019. As at December 31, 2022, $10.6 million remains unpaid and total interest accrued and paid during the period ended December 31, 2022 was $0.2 million.

Revolver

The Revolver provided available aggregate borrowings of up to $8.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at December 31, 2022, $6.3 million was withdrawn from the revolver loan.

Total loans and borrowings principal repayments as at December 31, 2022 are as follows:

$
Next 12 months	8,383
Over 1 year to 3 years	2,636
Over 3 years to 5 years	6,758
Over 5 years	26,765
Total long-term debt repayments	44,542

21

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15 Lease liabilities The changes in the carrying value of current and non-current lease liabilities are as follows:
$
Balance, June 30, 2022	42,987
Lease additions	458
Disposal of leases	(49)
Lease payments	(4,543)
Lease term increase	9,971
Changes due to foreign exchange rates	222
Interest expense on lease liabilities	1,498
Balance, December 31, 2022	50,544
Current portion	(5,524)
Long-term portion	45,020
Note 16 Share Capital
(a) Authorized
The authorized share capital of the Company is comprised of the following:

i.	Unlimited number of common voting shares without par value.
ii.	Unlimited number of Class “A” Shares each with a par value of $1.00. As at December 31, 2022, no Class “A” Shares were issued and outstanding.
iii.	Unlimited number of Class “B” Shares each with a par value of $5.00. As at December 31, 2022, no Class “B” Shares were issued and outstanding.

(b) Shares Issued and Outstanding

At December 31, 2022, 340,987,434 Common Shares (June 30, 2022 - 297,772,238) were issued and fully paid.

During the year ended June 30, 2022, the Company issued 2,467,421 Common Shares with a book value of $9.2 million, in connection with the acquisition of Thrive. On July 7, 2022, the Company issued 2,614,995 Common Shares for the $9.7 million of equity consideration relating to earned milestones known at the time of the acquisition.

(c) Share Purchase Warrants
A summary of warrants outstanding is as follows:
	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2022	89,124,788	6.72
Balance, December 31, 2022	89,124,788	7.09

In accordance with IAS 32 - Financial Instruments: Presentation, the June 2022 Offering Warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The June 2022 Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses) (Note 19) on the statement of comprehensive loss

In accordance with IAS 32 - Financial Instruments: Presentation, the November 2020 and January 2021 Offering Warrants, which are denominated in U.S. Dollars, were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other (losses) gains (Note 19) on the statement of comprehensive loss.

22

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the warrant derivative liabilities:

					US$ equivalent
	November	January	June		November	January	June
	2020	2021	2022		2020	2021	2022
	Offering	Offering	Offering	Total	Offering	Offering	Offering	Total
	$	$		$	$	$		$
Balance, June 30, 2022	4,014	1,531	31,752	37,297	3,113	1,188	24,644	28,945
Additions	—	—	—	—	—	—	—	—
Unrealized (loss) gain on derivative liability	(3,939)	(1,128)	(16,486)	(21,553)	(2,391)	(858)	2,112	(1,137)
Balance, December 31, 2022	75	403	15,266	15,744	722	330	26,756	27,808

The following table summarizes the warrants that remain outstanding as at December 31, 2022:

Exercise Price ($)	Expiry Date	Warrants (#)
4.38 - 41.88 (2)	January 26, 2024 - November 30, 2025	88,596,596
112.46 - 116.09 (1)	August 9, 2023 to August 22, 2024	528,192
		89,124,788
(1) Includes the November 2020 and January 2021 Offering Warrants exercisable at US$9.00 and US$12.60, respectively. (2) Includes the June 2022 Offering Warrants exercisable at US$3.20.

Note 17 Share-Based Compensation

(a) Stock Options

A summary of stock options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2022	4,279,283	53.97
Granted	3,384,998	1.86
Exercised	—	—
Expired	(550,999)	60.17
Forfeited	(157,407)	54.33
Balance, December 31, 2022	6,955,875	28.11

The following table summarizes the stock options that are outstanding as at December 31, 2022:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
1.67 - 30.00	August 8, 2022 - May 31, 2027	4.49	5,512,367	1,503,631
31.92 - 99.60	August 10, 2022 - January 28, 2025	1.07	447,247	447,247
100.80 - 133.80	January 15, 2023 - March 13, 2026	2.79	845,345	845,345
135.00 - 163.56	January 2, 2023 - May 21, 2024	0.86	150,916	150,916
		3.86	6,955,875	2,947,139

During the three and six months ended December 31, 2022, the Company recorded aggregate share-based compensation expense of $0.8 million and $1.7 million, respectively (three and six months ended December 31, 2021 - $1.3 million and $2.1 million, respectively) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

23

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Risk-free annual interest rate (1)	N/A	1.01%	3.70%	0.62%
Expected annual dividend yield	N/A	—%	—%	—%
Expected stock price volatility (2)	N/A	84.17%	86.86%	83.52%
Expected life of options (years) (3)	N/A	2.41	2.54	2.50
Forfeiture rate	N/A	19.87%	20.65%	20.07%

(1)       The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

(2)       Volatility was estimated by using the average historical volatilities of the Company and certain competitors.

(3)       The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the three and six months ended December 31, 2022 was N/A and $0.99 per option (three and six months ended December 31, 2021 - $4.12 and $4.07 per option, respectively).

(b) Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)
A summary of the RSUs and DSUs outstanding are as follows:
	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2022	1,314,534	10.26
Issued	6,395,048	1.85
Vested, released and issued	(262,950)	12.63
Expired	(1,599)	45.93
Forfeited	(128,788)	5.53
Balance, December 31, 2022	7,316,245	2.91

(1)       As of December 31, 2022, there were 6,739,676 RSUs and 576,569 DSUs outstanding (June 30, 2022 - 1,100,563 RSUs and 213,971 DSUs).

During the three and six months ended December 31, 2022, the Company recorded share-based compensation of $2.8 million and $4.3 million, respectively (three and six months ended December 31, 2021 - $1.9 million and $3.6 million, respectively) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the three and six months ended December 31, 2022 was $1.60 and $2.91 per unit, respectively (three and six months ended December 31, 2021 - $8.22 and $12.37 per unit).

The following table summarizes the RSUs and DSUs that are outstanding as at December 31, 2022:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
$1.20 - $8.50	Nov 3, 2023 - Nov 15, 2025	6,985,070	621,892
$10.09 - $58.32	Feb 10, 2023 - Feb 10, 2025	327,046	178,266
$90.12 - $113.16	N/A	4,129	4,129
		7,316,245	804,287
(c) Performance Share Units (“PSUs”)
A summary of the PSUs outstanding is as follows:
		PSUs	Weighted Average Issue Price of PSUs
		#	$
Balance, June 30, 2022		694,371	8.80
Issued		1,734,746	1.87
Vested, released and issued		(782)	3.23
Forfeited		(83,394)	6.30
Balance, December 31, 2022		2,344,941	3.76

24

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the PSUs that are outstanding as at December 31, 2022:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
$1.87 - $10.09	Sep 10, 2023 - Nov 15, 2025	2,341,662	302
$13.35 - $23.96	Dec 8, 2023 - Feb 11, 2024	3,279	-
		2,344,941	302

During the three and six months ended December 31, 2022, the Company recorded share-based compensation of $0.7 million and $1.1 million, respectively (three and six months ended December 31, 2021 - $0.7 million and $1.0 million, respectively), for PSUs granted during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

PSUs granted during the three and six months ended December 31, 2022 were fair valued based on the following weighted average assumptions:

Three and six months ended
December 31, 2022
Risk-free annual interest rate (1)	3.99%
Dividend yield	—%
Expected stock price volatility (2)	94.04%
Expected stock price volatility of peer group (2)	86.71%
Expected life of options (years) (3)	3
Forfeiture rate	12.10%
Equity correlation against peer group (4)	49.74%

(1)       The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.

(2)       Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.

(3)       The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.

(4)       The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the three and six months ended December 31, 2022 was $1.05 per unit (three and six months ended December 31, 2021 - $10.39 per unit).

Note 18 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Net loss attributable to Aurora shareholders	($65,392)	($74,776)	($116,996)	($86,660)
Weighted average number of Common Shares outstanding	326,446,018	198,211,029	313,395,373	198,120,380

Basic loss per share	($0.20)	($0.38)	($0.37)	($0.44)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options is anti-dilutive.

25

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 19 Other (Losses) Gains

	Three months ended December 31,			Six months ended December 31,
	Note	2022	2021	2022	2021
		$	$	$	$
Share of net income from investment in associates		3	1,350	33	617
Loss on extinguishment of derivative investment		—	—	—	(9,096)
Unrealized loss on derivative investments	5	(138)	(5,385)	(273)	(10,033)
Unrealized gain on derivative liability	13, 16(c)	22,365	13,696	21,553	54,045
Unrealized loss on changes in contingent consideration fair value	24	—	—	—	(3)
Loss on disposal of assets held for sale and property, plant and equipment		(1,823)	(4,388)	(2,100)	(3,044)
Contract termination fee	21(b)	(2,750)	—	(2,750)	—
Government grant income (expense)	4	—	(3,231)	—	11,181
Realized loss on repurchase of convertible debt	13	(10,874)	(314)	(10,874)	(314)
Other (losses) gains		1,028	(709)	543	812
Total other (losses) gains		7,811	1,019	6,132	44,165

Note 20 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Six months ended December 31,
	2022	2021
	$	$
Accounts receivable	1,108	5,004
Biological assets	(33,837)	(41,783)
Inventory	38,575	45,275
Prepaid and other current assets	(491)	22
Accounts payable and accrued liabilities	(21,878)	(5,190)
Income taxes payable	2,835	617
Deferred revenue	(210)	1,341
Provisions	(2,255)	—
Other current liabilities	8	5,992
Changes in operating assets and liabilities	(16,145)	11,278
Additional supplementary cash flow information is as follows:

	Six months ended December 31,
	2022	2021
	$	$
Property, plant and equipment in accounts payable	178	2,120
Right-of-use asset additions	446	1,699
Amortization of prepaids	13,423	17,943
Interest paid	11,903	14,067
Interest received	(920)	405

Included in restricted cash as of December 31, 2022 is $3.4 million (December 31, 2021 - $4.2 million) attributed to collateral held for letters of credit, $6.0 million (December 31, 2021 - nil) related to the Bevo acquisition, $20.0 million (December 31, 2021 - $15.0 million) for self- insurance, $0.1 million (December 31, 2021 - $0.1 million) attributed to international subsidiaries, and $35.4 million (December 31, 2021 - $32.0 million) of funds reserved for the segregated cell program for insurance coverage.

26

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 21 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. Again, on a Judgement dated September 23, 2022 the Court granted the second motion to dismiss the case in favour the Company. The motion was granted without prejudice. The plaintiff’s counsels re-filed a third statement of claim on November 7, 2022 and the re-stated claim was received by Aurora formally on November 8, 2022. The Company filed a third further motion to dismiss on January 6, 2023, to which the plaintiffs have until March 7, 2023 to file an opposition brief, to which the Company will have until April 6, 2023 to file a reply. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at December 31, 2022 (December 31, 2021 - nil).

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at December 31, 2022 (December 31, 2021 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of December 31, 2022 (December 31, 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Chambers appointment was scheduled for December 6, 2022 to set a hearing date however, plaintiffs’ counsel failed to book a remote appearance with the court. Plaintiffs’ counsel has advised that they will write to the court to request dates for a hearing. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at December 31, 2022 (December 31, 2021 - nil).

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of December 31, 2022 (December 31, 2021 - nil).

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Statement of Claim was served upon the Company on November 22, 2022. The Company disputes the allegations and intends to defend against the claims. No provision has been recognized as at December 31, 2022 (December 31, 2021 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above. No provision has been recognized as of December 31, 2022 (December 31, 2021 - nil).

27

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Commitments

(i)	Pursuant to a manufacturing agreement, the Company was contractually committed to purchase a minimum number of softgels each calendar year. During the three months ended December 31, 2022 the Company paid $2.8 million to terminate the manufacturing agreement which was recognized in other gains (losses) on the consolidated statement of comprehensive loss.

(ii)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 25(b), the Company has $4.9 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

Note 22 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $2.0 million and $2.7 million for the three and six months ended December 31, 2022 (three and six months ended December 31, 2021 - $3.7 million and $4.4 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of December 31, 2022, the net return liability for the estimated variable revenue consideration was $1.9 million (June 30, 2022 - $2.3 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three Months Ended December 31, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	62,534	—	62,534
Revenue from provision of services	—	513	513
Excise taxes	(7,999)	—	(7,999)
Cannabis Net Revenue Plant Propagation	54,535	513	55,048
Revenue from sale of goods	6,631	—	6,631
Net Revenue	61,166	513	61,679

Three Months Ended December 31, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	68,417	—	68,417
Revenue from provision of services	—	543	543
Excise taxes	(8,374)	—	(8,374)
Net Revenue	60,043	543	60,586

Six Months Ended December 31, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	114,610	—	114,610
Revenue from provision of services	—	875	875
Excise taxes	(14,471)	—	(14,471)
Cannabis Net Revenue Plant Propagation	100,139	875	101,014
Revenue from sale of goods	9,928	—	9,928
Net Revenue	110,067	875	110,942

28

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Six Months Ended December 31, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	137,894	—	137,894
Revenue from provision of services	—	992	992
Excise taxes	(18,192)	—	(18,192)
Net Revenue	119,702	992	120,694
Note 23 Segmented Information
Operating Segments	Canadian Cannabis	International Cannabis	Plant Propagation	Corporate (1)	Total
	$	$		$	$
Three months ended December 31, 2022
Net revenue	40,756	14,292	6,631	—	61,679
Gross profit before fair value adjustments	(1,297)	4,856	(1,450)	7	2,116
Selling, general, and administrative expense	28,098	4,925	689	6,574	40,286
Net (loss) income before taxes and discontinued operations	(56,691)	(2,691)	(3,562)	(4,337)	(67,281)

Three months ended December 31, 2021
Net revenue	40,812	19,774	—	—	60,586
Gross profit before fair value adjustments	(20,139)	9,072	—	—	(11,067)
Selling, general, and administrative expense	31,772	5,308	—	5,881	42,961
Net (loss) income before taxes and discontinued operations	(68,338)	10,962	—	(18,135)	(75,511)

Operating Segments	Canadian Cannabis	International Cannabis	Plant Propagation	Corporate (1)	Total

Six months ended December 31, 2022
Net revenue	77,965	23,050	9,927	—	110,942
Gross profit (loss) before fair value adjustments	(2,907)	7,840	(1,378)	—	3,555
Selling, general, and administrative expense	61,889	9,326	948	10,303	82,466
Loss from operations before taxes	(96,598)	(10,533)	(4,293)	(19,721)	(131,145)

Six months ended December 31, 2021
Net revenue	84,642	36,052	—	—	120,694
Gross profit before fair value adjustments	(1,905)	17,583	—	—	15,678
Selling, general and administrative expense	70,261	10,557	—	7,903	88,721
Income (loss) from operations before taxes and discontinued operations	(85,768)	9,809	—	(11,644)	(87,603)

(1) Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

29

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
December 31, 2022	374,802	45,332	16,784	436,918
June 30, 2022	247,633	41,080	19,789	308,502
Three months ended December 31, 2022 Net revenue	47,386	9,108	5,185	61,679
Gross profit (loss) before fair value adjustments	(2,740)	3,522	1,334	2,116
Three months ended December 31, 2021 Net revenue	40,812	19,774	—	60,586
Gross profit (loss) before fair value adjustments	(20,139)	9,072	—	(11,067)
Six months ended December 31, 2022
Net revenue	87,891	16,459	6,592	110,942
Gross profit (loss)	(4,285)	7,384	456	3,555
Six months ended December 31, 2021
Net revenue	84,642	35,633	419	120,694
Gross profit (loss)	(1,905)	18,015	(432)	15,678

No single customer contributed 10 per cent or more to the Company’s net revenue during the three and six months ended December 31, 2022 and 2021.

30

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24 Fair Value of Financial Instruments

The carrying values of the financial instruments at December 31, 2022 are summarized in the following table:
	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	258,709	—	—	258,709
Restricted cash	64,991	—	—	64,991
Accounts receivable, excluding sales taxes and lease receivable	43,678	—	—	43,678
Marketable securities	—	—	188	188
Derivatives	—	22,878	—	22,878
Loans receivable	791	—	—	791
Lease receivable	9,046	—	—	9,046
Financial Liabilities
Accounts payable and accrued liabilities	76,241	—	—	76,241
Convertible debentures	130,993	—	—	130,993
Contingent consideration payable	—	18,985	—	18,985
Other current liabilities	12,572	—	—	12,572
Lease liabilities	50,544	—	—	50,544
Derivative liability	—	15,744	—	15,744
Loans and borrowings	44,542	—	—	44,542
Other long-term liabilities	49,973	—	—	49,973
. The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at December 31, 2022
Marketable securities		188	—	—	188
Derivative assets		—	8,434	14,444	22,878
Contingent consideration payable		—	—	18,985	18,985
Derivative liability	13, 16(c)	15,744	—	—	15,744
As at June 30, 2022
Marketable securities		1,331	—	—	1,331
Derivative assets		—	9,860	16,423	26,283
Contingent consideration payable		—	—	14,371	14,371
Derivative liability	13, 16(c)	37,297	—	—	37,297

There have been no transfers between fair value categories during the period.

Note 25 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $35.4 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

31

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2022, $21.3 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2022 - $22.5 million). As of December 31, 2022, the Company recognized a $4.5 million provision for expected credit losses (June 30, 2022 - $4.1 million).

The Company’s aging of trade receivables was as follows:
	December 31, 2022	June 30, 2022
	$	$
0 - 60 days	26,754	27,563
61+ days	11,137	4,902
	37,891	32,465
The Company’s contractual cash flows from lease receivables is as follows:
	Note	December 31, 2022
Next 12 months		$2,423
Over 1 year to 2 years		2,493
Over 2 years to 3 years		1,693
Over 3 years to 4 years		1,418
Over 4 years to 5 years		1,345
Thereafter		952
Total undiscounted lease payments receivable		10,324
Unearned finance income		(1,278)
Total lease receivable		9,046
Current	3	(2,015)
Long-term		7,031
(b) Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:
	December 31, 2022	June 30, 2022
	$	$
Trade payables	16,366	13,858
Accrued liabilities	45,140	34,810
Payroll liabilities	11,653	18,851
Excise tax payable	2,745	960
Other payables	337	1,395
	76,241	69,874

32

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Three and six months ended December 31, 2022 and 2021 (Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In addition to the commitments outlined in Note 21, the Company has the following undiscounted contractual obligations as at December 31, 2022, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	>5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	76,241	76,241	—	—	—
Convertible notes and interest (1)(2)	161,150	8,188	152,962	—	—
Lease liabilities (2)	101,186	8,758	22,224	16,272	53,932
Loans and borrowings	44,542	8,383	2,636	6,758	26,765
Contingent consideration payable (3)	18,985	—	16,083	2,902	—
	402,104	101,570	193,905	25,932	80,697
(1)	Assumes the principal balance of the debentures outstanding at December 31, 2022 remains unconverted and includes the estimated interest payable until the maturity date.

(2)       Includes interest payable until maturity date.

(3)       Relates to acquired businesses. Payable in cash, shares, or a combination of both at Aurora’s sole discretion.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

As of December 31, 2022, the Company has access to the following capital resources available to fund operations and obligations:

•	$258.7 million cash and cash equivalents; and
•	Access to the 2021 Shelf Prospectus filed on March 30, 2021 (the “2021 Shelf Prospectus”). The 2021 Shelf Prospectus and the corresponding 2021 Registration Statement filed with the SEC in the U.S. allow the Company to make offerings of up to US$1.0 billion in Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. The 2021 Shelf Prospectus shall remain effective until April 2023, at which time the Company expects to file a new shelf prospectus and corresponding registration statements as required. As of December 31, 2022, the Company has access to the 2021 Shelf Prospectus, including the balance of US$134.4 million pursuant to the ATM Program. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future.

33